PicoCELA Inc.

November 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention:	Eiko Yaoita Pyles
Kevin Stertzel
Bradley Ecker
Jennifer Angelini

Re:	PicoCELA Inc. Registration Statement on Form F-1 Filed on November 20, 2024 File No. 333-282931

Dear Sir or Madam:

PicoCELA Inc. (the “Company,” “we,” or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 26, 2024, regarding its Registration Statement on Form F-1 filed on November 20, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement”) is being filed to accompany this response letter.

Registration Statement on Form F-1 filed November 20, 2024

General

1.	We note your revisions in response to our prior comment 1. However, since your explanatory note appears prior to the prospectus cover page, investors may not be informed about the existence of two separate prospectuses and unclear as to whether they are purchasing ADSs in the primary or secondary offering. Accordingly, please further revise your disclosure to clarify that separate offerings are being conducted, and that the prospectus for the primary offering will not be used for sales in the secondary offering, and vice versa. Additionally revise disclosure that indicates the Shareholder ADSs may be sold at market prices “thereafter,” to clarify these ADSs will be sold at the initial offering price until they are quoted on Nasdaq, after which they may be sold at market prices.

Response: In response to the Staff’s comment, we have revised our disclosures throughout both the primary prospectus and the resale prospectus, both of which are included in the Amended Registration Statement, accordingly.

* * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, please do not hesitate to forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Hiroshi Furukawa
Hiroshi Furukawa
Chief Executive Officer of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC